EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
AETERNA ZENTARIS INC.

1.	Name and Address of Company
Aeterna Zentaris Inc. (the "Corporation")
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5

2.	Date of Material Change
July 25 and July 30, 2013.

3.	News Release
On July 25 and July 30, 2013, the Corporation issued news releases indicating the material change, which were disseminated in Canada on the Canada NewsWire service.

4.	Summary of Material Change
On July 25, 2013, the Corporation announced that it had received commitments from institutional investors to purchase US$7.8 million of securities in a registered direct offering (the Offering).

On July 30, 2013, the Corporation announced that it had completed the Offering.

5.	Full Description of Material Change
On July 25, 2013, the Corporation announced that it had received commitments from institutional investors to purchase US$7.8 million of securities under the Offering. Under the terms of a Securities Purchase Agreement, the Corporation agreed to sell to such investors an aggregate of 5.2 million common shares of its capital at a price of US$1.50 per share and issue warrants to acquire an aggregate of 2.6 million common shares at an exercise price of US$1.85 per share. The warrants to purchase additional common shares of the Corporation will be exercisable at the end of the sixth month following their issuance and will expire on the fifth-year anniversary thereof. All of the securities were offered pursuant to an effective shelf registration statement filed in the United States. Proceeds from the transaction will be used by the Corporation to continue to fund its ongoing drug development activities, primarily for the advancement of the Corporation's zoptarelin doxorubicin (AEZS-108) program, secondly for its macimorelin acetate (AEZS-130) program, as well as for general corporate purposes and working capital.
On July 30, 2013, the Corporation announced that it had completed the Offering generating net proceeds of approximately US$7.0 million.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report
July 31, 2013.